NIGHTWISE, LLC

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

SET APART AC

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
NightWise, LLC
Duluth, Georgia

We have reviewed the accompanying financial statements of NightWise, LLC (the "Company"), which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of members' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 15, 2024
Los Angeles, California

NIGHTWISE, LLC
BALANCE SHEETS
(UNAUDITED)

As of December 31,	2023	2022
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 7,864	$ 13,239
Inventory	144,110	154,000
Prepaids and Other Current Assets	5,734	4,159
Total Current Assets	**157,708**	**171,398**
Intangible Assets	461,600	487,328
Total Assets	**$ 619,308**	**$ 658,726**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 340,560	$ 463,579
Credit Cards	14,986	-
Related Party Loan	25,136	25,136
Current Portion of Loans and Notes	-	7,321
Deferred Revenue	66	-
Accrued Interest	473,830	301,634
Other Current Liabilities	2,215	102,882
Total Current Liabilities	**856,793**	**900,552**
Convertible Note, net of current portion	2,345,370	1,645,294
Total Liabilities	**3,202,163**	**2,545,846**
MEMBERS' EQUITY		
Members' Equity	(2,582,855)	(1,887,120)
Total Members' Equity	**(2,582,855)**	**(1,887,120)**
Total Liabilities and Members' Equity	**$ 619,308**	**$ 658,726**

See accompanying notes to financial statements.

NIGHTWISE, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 94,047	$ 29,308
Cost of Goods Sold	51,591	8,162
Gross Profit	**42,456**	**21,146**
Operating Expenses		
General and Administrative	166,903	708,136
Selling and Marketing	319,023	-
Total Operating Expenses	**485,926**	**708,136**
Net Operating Loss	**(443,470)**	**(686,990)**
Interest Expense	175,287	126,340
Other Loss	22,368	4,216
Loss Before Provision for Income Taxes	**(641,125)**	**(817,546)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (641,125)**	**$ (817,546)**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—December 31, 2021	**$ (1,186,942)**
Capital Contribution	113,624
Shared-Based Compensation	3,744
Net Loss	(817,546)
Balance—December 31, 2022	**$ (1,887,120)**
Capital Distribution	(54,610)
Net Loss	(641,125)
Balance—December 31, 2023	**$ (2,582,855)**

See accompanying notes to financial statements.

NIGHTWISE, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (641,125)	$ (817,546)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Share-Based Compensation	-	3,744
Amortization Of Intangible Assets	74,158	63,380
Accrued Interest	172,196	133,739
Changes In Operating Assets And Liabilities:		
Inventory	9,890	101,416
Prepaids And Other Current Assets	(1,575)	18,692
Accounts Payable	(123,019)	96,111
Credit Cards	14,986	-
Deferred Revenue	66	-
Other Current Liabilities	(100,667)	102,822
Net Cash Used In Operating Activities	**(595,090)**	**(297,642)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases Of Intangible Assets	(48,430)	(19,585)
Net Cash Used In Investing Activities	**(48,430)**	**(19,585)**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	-	113,624
Capital Distribution	(54,610)	-
Borrowing On Convertible Note	700,076	206,294
Related Party Loans	-	25,136
Loans And Notes	(7,321)	(19,510)
Net Cash Provided By Financing Activities	**638,145**	**325,544**
Change In Cash and Cash Equivalents	**(5,375)**	**8,317**
Cash and Cash Equivalents—Beginning Of Year	13,239	4,922
Cash and Cash Equivalents—End Of Year	**$ 7,864**	**$ 13,239**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ 3,091	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATION

NightWise, LLC was originally established as Harmonix, LLC on October 11, 2012, in the state of Georgia. The company officially changed its name to NightWise, LLC on August 25, 2021. The financial statements of NightWise, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Duluth, Georgia.

NightWise, LLC is an Atlanta-based sleep brand focused on redefining the OTC sleep aid industry. Using patented Intelligent Release Technology®, the company offers natural, non-habit-forming sleep solutions designed to promote quick sleep onset and uninterrupted rest. Introducing Intelligent Release Technology™, featuring a 3-phase system within each capsule that delivers precise doses of ingredients throughout the night. This technology is designed to work with the body's natural sleep rhythms, supporting deep and restorative sleep. NightWise generates revenue through e-commerce and plans to expand into retail distribution in 2024. Their flagship product is available in Regular and Extra Strength formulations, and they are working on an extended product line to address specific sleep challenges.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Intangibles

Intangible assets with finite lives, such as patents, trademarks, and R&D activities, are amortized on a straight-line basis over their estimated useful lives.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.

Cost of Sales

Cost of sales includes the cost of retail products and packing materials.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $290,414 and $0, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 15, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,		2023		2022
Prepaid Expenses	$	5,734	$	4,159
Total Prepaids And Other Current Asset	**$**	**5,734**	**$**	**4,159**

Other current liabilities consist of the following:

As of December 31,		2023		2022
Accrued Expenses	$	29	$	-
Money In Transit				102,114
Tax Payable		2,186		768
Total Other Current Liabilities	**$**	**2,215**	**$**	**102,882**

4. INVENTORY

Inventory consists of the following:

As of December 31,		2023		2022
Finished Goods	$	144,110	$	154,000
Total Inventory	**$**	**144,110**	**$**	**154,000**

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,		2023		2022
Development Costs	$	502,495	$	502,495
Patent and Trademark		96,643		48,213
Intangible Assets, at cost		**599,138**		**550,708**
Accumulated Amortization		(137,538)		(63,380)
Intangible Assets, net	**$**	**461,600**	**$**	**487,328**

Amortization expenses for the years ended December 31, 2023, and 2022 were $74,158 and $63,380, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 74,158
2025	74,158
2026	74,158
2027	74,158
Thereafter	164,968
Total	**$ 461,600**

6. DEBT

Promissory Note and Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

				As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ascentium Capital - Loan	$ 37,342	11/25/2020	Paid off	$ -	$ -	$ -	$ 7,321	$ -	$ 7,321
Total	$ 37,342			**$ -**	**$ -**	**$ -**	**$ 7,321**	**$ -**	**$ 7,321**

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note- various lenders	$ 2,345,370	7-8%	2019-2023	2025-2026		$ 2,345,370	$ 2,345,370	$ -	$ 1,645,294	$ 1,645,294
Total					$ -	**$ 2,345,370**	**$ 2,345,370**	**$ -**	**$ 1,645,294**	**$ 1,645,294**

The entire outstanding principal amount and all accrued but unpaid interest on this Note, or any portion thereof, may be converted into membership interests ("Membership Units") issued by the Company during a capital raise of at least $2,000,000 in new funds (excluding the converted Notes amount), referred to as a "Qualified Financing." This excludes any issuance of Membership Units to the Founder, affiliates, or family members of the Founder. The principal and interest will convert at a price per unit reflecting a 25% discount to the per-unit price in the Qualified Financing (the "Conversion Price"). The Company will notify Holders in writing at least five (5) days prior to the Qualified Financing's closing, outlining the terms under which Membership Units will be sold. If the Holder elects to convert, the Note will be converted on the closing date of the Qualified Financing under the same terms unless otherwise specified. Upon the conversion or full repayment of the outstanding principal and all accrued interest on this Note, the Company will be fully released from all obligations and liabilities under this Note. In the event of conversion, any portion of the principal and interest that would result in a fractional Unit may, at the Company's discretion, be settled in cash rather than issuing a fractional Unit. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

Related Party Loans

During the years presented, the Company borrowed money from the owner, Danny Rinaldi. The details of the loans from the owners are as follows:

			As of December 2023			As of December 2022		
Owner	Principal Amount	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Danny Rinaldi	$ 25,136	No set maturity	$ 25,136	$ -	$ 25,136	$ 25,136	$ -	$ 25,136
Total			**$ 25,136**	**$ -**	**$ 25,136**	**$ 25,136**	**$ -**	**$ 25,136**

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since no maturity date is set, the loan may be called at any time, so it was classified as a current liability.

7. SHARE-BASED COMPENSATION

Warrants

The Company granted warrants to its employees and executives at various times. The warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected Life (Years)	10.00
Risk-Free Interest Rate	4.41%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee warrants is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for warrants granted using the historical volatility of comparable public companies' membership units. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's membership units have enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its membership units, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of units based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	**-**	**$**	**-**	**-**
Granted	245,451		2.07	
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2022	**245,451**	**$**	**2.07**	**4.45**
Exercisable Options at December 31, 2022	**245,451**	**$**	**2.07**	**4.45**
Granted	-		-	
Exercised	-		-	
Expired/Cancelled	-		-	
Outstanding at December 31, 2023	**245,451**	**$**	**2.07**	**3.45**
Exercisable Options at December 31, 2023	**245,451**	**$**	**2.07**	**3.45**

The Company recognizes compensation expenses for membership units based on compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expenses of $0 and $3,744, respectively.

8. EQUITY AND CAPITALIZATION

The ownership percentages of the members are as follows:

Member's name	Ownership percentage
Daniel E. Rinaldi	69.0%
Coating Place, Inc.	16.1%
A. Richard Bailey	3.5%
Others	11.4%
Total	**100.0%**

Voting is determined by Percentage Interest, meaning that decisions and actions are taken based on the percentage of ownership interest that each member holds. Votes are not on a per capita basis. Members can vote in person or by proxy, and most decisions require a majority of the Percentage Interests to be present and voting

The LLC is manager-managed. Members do not have the authority to bind the LLC in their capacity as members unless specifically authorized.

Transfer of membership interests is restricted. Any member wishing to transfer their interest must first offer it to the company and the other members before selling it to a third party. This restriction helps to control the liquidity of ownership interests within the LLC.

Distributions are made based on each member's Percentage Interest, and the manager determines the amount of Distributable Cash to be distributed. There is a provision for distributions at least once a year to cover members' tax liabilities related to their ownership

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

The Company received a $25,136 loan from its founders and CEO, Daniel E. Rinaldi. The loan is non-interest-bearing and does not have a defined maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance remains $25,136, classified under short-term liabilities.

11. SUBSEQUENT EVENTS

In 2024, the Company issued convertible notes totaling $281,500, with a maturity date of 2027 and an interest rate of 8% per annum.

The Company is in the process of issuing LLC membership interest units through Regulation crowdfunding using a CF platform.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $443,470, an operating cash flow loss of $595,090, and liquid assets in cash of $7,864, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.